Exhibit 99.1

16 August 2022

BURFORD CAPITAL LIMITED

Notification of transactions by persons discharging managerial responsibilities

and

Transaction in own shares

Burford Capital Limited (“Burford” or the “Company”), the leading global finance and asset management firm focused on law, provides the following notification of various transactions by persons discharging managerial responsibilities (each, a “PDMR”).

Burford also provides an update in connection with the number of Burford’s ordinary shares of nil par value ("Shares") held as treasury shares.

Estate planning by Mr Molot

On August 11, 2022, 0.343% and 0.022% interests in Jonathan Molot LLC (“JM LLC”), a company which is controlled by Chief Investment Officer Jonathan Molot and which holds 6,000,000 Shares, were transferred from Mr Molot to Jonathan T. Molot 2020 Trust and Jonathan T. Molot May 2021 Trust, respectively. In addition, on August 11, 2022, 14.179% interest in Jonathan T. Molot 2020 Trust was transferred to Jonathan T. Molot 2017 Remainder Trust. Ongoing annual movement of ownership interests in JM LLC back-and-forth between Mr Molot and annual trusts established by Mr Molot, of which he and his family members are the beneficiaries, is expected as a normal part of the US estate planning undertaken.

On August 12, 2022, Mr Molot transferred certain additional interests in JM LLC as follows:

•	0.223% to Jonathan T. Molot 2020 Trust No. 2;
•	0.011% to Jonathan T. Molot May 2021 Trust;
•	0.159% to Jonathan T. Molot 2022 Trust;
•	0.578% to Jonathan T. Molot 2017 Remainder Trust;
•	0.049% to Jonathan T. Molot 2021 Trust; and
•	13.936% to Jonathan T. Molot August 2022 Trust.

In addition, on August 12, 2022, Jonathan T. Molot 2020 Trust No. 2 transferred 18.535% interest in JM LLC to Mr Molot.

The Notification of Dealing Forms for each of the transactions set forth above are included at the end of this announcement.

Transaction in Own Shares and Total Voting Rights

On June 24, 2022, 468,000 Shares that were acquired by Burford (or its subsidiary, Burford Capital LLC) to satisfy awards under various Burford compensation schemes were transferred from Burford Capital LLC into treasury at Burford Capital Limited.

In accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1, the issued share capital of the Company is 219,049,877 Shares of which 468,000 are held in Treasury. The total number of voting rights in the Company, excluding Treasury shares will therefore be 218,581,877 (the 'Figure').

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 29, 2022, our interim report on Form 6-K filed with the SEC on August 9, 2022 and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.343288% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2020 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.575	20,597.27
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	11 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.343288% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.575	20,597.27
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	11 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.021688% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot May 2021 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.575	1,301.26
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	11 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.021688% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.575	1,301.26
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	11 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	14.179387% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to the Jonathan T. Molot 2017 Remainder Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.575	850,763.21
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	11 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2017 Remainder Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	14.179387% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2020 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.575	850,763.21
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	11 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.222565% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2020 Trust No. 2
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	13,353.87
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust No.2
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.222565% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	13,353.87
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.011173% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot May 2021 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	670.39
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot May 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.011173% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	670.39
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.159294% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2022 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	9,557.62
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2022 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.159294% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	9,557.62
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.578057% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2017 Remainder Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	34,683.42
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2017 Remainder Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.578057% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	34,683.42
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.049100% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot 2021 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	2,946.02
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2021 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	0.049100% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	2,946.02
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.935546% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot August 2022 Trust
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	836,132.75
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot August 2022 Trust
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	13.935546% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	836,132.75
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot 2020 Trust No.2
2	Reason for the notification
	(a) Position/status	A person closely associated with Jonathan Molot, a PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	18.535114% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Disposal of membership interests to Jonathan T. Molot
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	1,112,106.84
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated
	(a) Name	Jonathan T. Molot
2	Reason for the notification
	(a) Position/status	A PDMR occupying the position of Chief Investment Officer
	(b) Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
	(a) Name	Burford Capital Limited
	(b) LEI	549300FUKUWFYJMT2277
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
	(a) Description of the financial instrument, type of instrument	18.535114% interest in Jonathan Molot LLC, which holds 6,000,000 shares in Burford Capital Limited
	Identification code	N/A
	(b) Nature of the transaction	Acquisition of membership interests from Jonathan T. Molot 2020 Trust No.2
	(c) Price(s) and volume(s)	Price(s)	Volume(s)
		$10.385	1,112,106.84
	(d) Aggregated information • Aggregated volume • Price	N/A
	(e) Date of the transaction	12 August 2022
	(f) Place of the transaction	N/A